Exhibit 99.1
NEWS RELEASE
Brookfield Properties Corporation
To Hold Conference Call and Webcast of
2008 Fourth Quarter and Full-Year Financial Results
Thursday, February 5, 2009 at 11:00 a.m. (ET)
NEW YORK, January 12, 2009 — Brookfield Properties Corporation (BPO: NYSE, TSX) announced today that its 2008 fourth quarter and full-year results will be released prior to the market open on Thursday, February 5, 2009. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on February 5 at 11:00 a.m. (ET). Scheduled speakers are Ric Clark, chief executive officer, and Bryan Davis, chief financial officer. Management’s presentation will be followed by a question and answer period.
Along with the earnings news release, an updated supplemental information package will be available on the company’s website, www.brookfieldproperties.com, before the market open on February 5, 2009.
To participate in the conference call, please dial 800.374.0199; pass code 79859209, five minutes prior to the scheduled start of the call.
A replay of this call can be accessed through March 6, 2009 by dialing 800.642.1687; pass code 79859209. A live webcast of the call will be available at www.brookfieldproperties.com through March 31, 2009.
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Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio is comprised of interests in 108 office properties totaling 74 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in

Calgary. Brookfield Properties also holds interests in over 16 million square feet of high-quality, centrally located development properties in its major markets. Brookfield Properties trades on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417—7215; email: melissa.coley@brookfieldproperties.com.